SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-k

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

NATIONAL ELECTRICITY COMPANY OF CHILE INC.
(Translation of Registrant's Name into English)

Santa Rosa 76, Santiago, Chile ((562) 6309000)
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes No X

ENDESA
Grupo Enersis

FOR IMMEDIATE RELEASE
For further information contact:

Jaime Montero, Giovano Suazo
Investor Relations
Endesa Chile
(56-2) 634-2329
gsuazo@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2001.

(Santiago, Chile, February 28, 2002) – Endesa Chile (NYSE: EOC), today announced consolidated financial results for the period ended December 31, 2001. All figures are in constant Chilean pesos and are in accordance with Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). December 1999 figures have been adjusted by the CPI variation year-to-year, equal to 3.1%.

The consolidated financial statements of Endesa-Chile, for the period ended December 31, 2001, incorporate all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries Hidroeléctrica El Chocón S.A.; Central Costanera S.A. and Central Buenos Aires; its Colombian subsidiaries Central Hidroeléctrica de Betania S.A. and EMGESA; its Brazilian subsidiary Centrais Elétricas Cachoeira Dourada S.A.; and its Peruvian subsidiary Edegel.

Highlights for the Period Include

Endesa Chile's net income as of December 31, 2001 amounted to US$ 107.0 million, which is compared with a net income of US$ 170.4 million for the 2000 period, this variation was mainly due to:

Net income variation

a) An improvement of US$ 120.2 million or 30.4% increase in the company's operating performance.

b) A significant decrease in financial expenses of US$ 57.9 million or 14.4%, explained by a lower debt level of approximately US$ 308 million in dollar terms, and lower international interest rates.

c) A decrease in other non-operating income of US$318.8 million, due to profits from the sale of Transelec recorded during fiscal year 2000.

d) A negative effect of US$ 21 million produced by the devaluation of the Argentinean Peso on the Company's consolidated results.

e) A impact of exchange differences of US$ 14.2 million in losses.

f) Lower income taxes of US$ 61.9 million, explained by higher income taxes during 2000 coming from the sale of Transelec, and a lower minority interest of US$ 51.3 million, basically due to the lower results in our Argentinean subsidiary Costanera.

Consolidated Income Statement
(Chilean GAAP, million Ch$)

Table 1

	YE 00	YE 01	Var	Chg %
Operating Revenues	**910,340**	**1,014,834**	**104,494**	**11.5%**
Operating Expenses	**(618,734)**	**(643,309)**	**(24,575)**	**4.0%**
Operating Margin	**291,606**	**371,526**	**79,920**	**27.4%**
SG&A	(32,452)	(33,686)	(1,234)	3.8%
Operating Income	**259,154**	**337,840**	**78,686**	**30.4%**
Net Financial Income (Expenses)	(230,567)	(206,896)	23,671	(10.3%)
Interest Income	32,864	18,593	(14,271)	(43.4%)
Interest Expense	(263,431)	(225,489)	37,943	(14.4%)
Net Income from Related Companies	658	(9,658)	(10,316)	(1567.1%)
Equity Gains from Related Companies	4,696	3,919	(776)	(16.5%)
Equity Losses from Related Companies	(4,037)	(13,577)	(9,540)	236.3%
Net other Non Operating Income (Expense)	205,539	509	(205,030)	(99.8%)
Other Non Operating Income	264,842	56,075	(208,767)	(78.8%)
Other Non Operating Expenses	(59,303)	(55,566)	3,737	(6.3%)
Positive Goodwill Amortization	(7,034)	(7,787)	(753)	10.7%
Price Level Restatement	889	4,212	3,323	373.8%
Exchange Difference	(4,511)	(14,082)	(9,572)	212.2%
Non Operating Income	**(35,025)**	**(233,702)**	**(198,677)**	**567.2%**
Net Income b. Taxes, Min Int and Neg Goodwill Amort	**224,129**	**104,138**	**(119,991)**	**(53.5%)**
Income Tax	(85,907)	(45,388)	40,519	(47.2%)
Minority Interest	(66,583)	(33,025)	33,558	(50.4%)
Negative Goodwill Amortization	**39,938**	**44,333**	4,395	11.0%
NET INCOME	**111,578**	**70,058**	**(41,519)**	**(37.2%)**

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

	YE 00	YE 01	Var	Chg %
Operating Revenues	**1,390,278**	**1,549,862**	**159,584**	**11.5%**
Operating Expenses	**(944,935)**	**(982,465)**	**(37,531)**	**4.0%**
Operating Margin	**445,343**	**567,397**	**122,054**	**27.4%**
SG&A	(49,561)	(51,445)	(1,884)	3.8%
Operating Income	**395,782**	**515,952**	**120,169**	**30.4%**
Net Financial Income (Expenses)	(352,124)	(315,973)	36,151	(10.3%)
Interest Income	50,191	28,395	(21,795)	(43.4%)
Interest Expense	(402,314)	(344,368)	57,946	(14.4%)
Net Income from Related Companies	1,005	(14,750)	(15,755)	(1567.1%)
Equity Gains from Related Companies	7,171	5,985	(1,186)	(16.5%)
Equity Losses from Related Companies	(6,166)	(20,735)	(14,569)	236.3%
Net other Non Operating Income (Expense)	313,901	777	(313,124)	(99.8%)
Other Non Operating Income	404,469	85,639	(318,830)	(78.8%)
Other Non Operating Expenses	(90,568)	(84,861)	5,707	(6.3%)
Positive Goodwill Amortization	(10,742)	(11,892)	(1,150)	10.7%
Price Level Restatement	1,358	6,432	5,075	373.8%
Exchange Difference	(6,889)	(21,507)	(14,618)	212.2%
Non Operating Income	**(53,491)**	**(356,911)**	**(303,420)**	**567.2%**
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	**342,292**	**159,040**	**(183,251)**	**(53.5%)**
Income Tax	(131,197)	(69,316)	61,881	(47.2%)
Minority Interest	(101,687)	(50,436)	51,250	(50.4%)
Negative Goodwill Amortization	60,994	67,706	6,711	11.0%
NET INCOME	**170,402**	**106,993**	**(63,409)**	**(37.2%)**

Main Events during the Period

Tariffs in Chile

Regulated node prices for the Interconnected Central System (SIC) were set at US$ 34.34 per MWh (monomic price at Alto Jahuel) by the National Energy Commission (NEC) in October 2001. The figure is 3.7% higher compared with the price set in October 2000 at US$ 33.11 per MWh.

Investments

In regards to Company investments, progress on the construction of the Ralco project had amounted to 52.7 % by the end of December 2001. As a result of a significant increase in the Bío Bío River volume (brought on by heavy rains) at mid-year 2001, the temporary dam (cofferdam) at the Ralco Power Plan was partially damaged. In relation to that, the company has defined a new start up of the first generating unit in December 2003 and the second one during the first few months of 2004. It is important to mention that the company has full insurance against physical damages and the lost of profits related to delays in the project.

Likewise, construction on the second interconnection line between Argentina and Brazil, undertaken by the CIEN, consortium where the Company has a 45% share, progressed by 85%. The starting up of the commercial operation is expected for May 2002.

Rationing in Brazil

Due to the critical level of the reservoirs and poor rainfall conditions in Brazil, since June 1st, 2001, the government has been applying electricity rationing in the southeastern system in Brazil where our subsidiary Cachoeira Dourada is located. However, due to an agreement reached by the authorities and the agents of the Brazilian Electric System in December 2001, the negative effect on the Cachoeira Dourada results was only a loss of approximately US$ 5.4 million.

Sale of Infraestructura 2000

At an extraordinary meeting of Endesa Chile's Board, held on April 17, 2001, the Company agreed to sell its 60% stake in Infraestructura 2000 to Obrascón Huarte Lain S.A. (OHL) for approximately US$ 59.4 million.

Once the sale is complete, Endesa-Chile will remove Infraestructura 2000's debt from its Consolidated Balance Sheet (approximately US$ 174 million). In addition, proceeds from the sale of shares will also be applied to reduce debts. The operation will lead to a total debt reduction by Endesa-Chile of approximately US$ 233 million.

In order to met all the preconditions, the date for the sale contract has been extended form the initial date December 2001 to March 2002.

Corporate Optimization

During August, Endesa Chile, through its indirect subsidiary Lajas Holding, took control of 99.51% of Cachoeira Dourada (CDSA) after acquiring a 0.67% shareholding. The transaction was carried out under a Sao Paulo stock exchange auction.

Likewise, on November 19, 2001, the shareholders' meetings of Central Costanera S.A. approved a commitment to merge with Central Termoeléctrica Buenos Aires S.A. (CBA) by its absorption. The merger was effective as of December 1st, 2001.

Debt Refinancing

During August, Endesa Chile entered into a syndicated loan agreement used to restructure the company's liabilities. The loan, for an aggregate amount of US$ 500 million, was structured over a three-year bullet and at Libor plus a margin.

As part of the company's debt-restructuring policy and in order to take advantage of the market's favorable financing conditions, during October the Company placed a total of 7.5 million Unidades de Fomento (equivalent to US$ 170.5 million). Proceeds from this operation were mainly used to repurchase bonds of Endesa Chile for a total of US$ 183,983,000, through a tender offer which finished on 21st November 2001. The operation produced a consolidated non-operating and tax-free profit for the company of approximately US$ 27 million.

Argentinean Devaluation

In accordance with Circular N°81 of the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros), the results of our subsidiaries and non-consolidated affiliates in Argentina, have been recorded considering an exchange rate of Ar$ 1.7 per dollar. The net combined effect of the devaluation on the results of our related companies in Argentina amounted to a loss of approximately US$21 million.

Operating Income

Operating income increased 30.4% to US$ 516.0 million in 2001 from US$ 395.8 million in 2000. The increase in operating income can basically be explained by better performance demonstrated by operations in Chile, Colombia and Peru, which was partially offset by the decrease in operational results recorded in Argentina and Brazil.

In Argentina, a drop in average energy prices and in physical energy sales at the Costanera thermoelectric power plants, brought on by the end of contracts with distributors and lower spot prices, resulted in a 11.1% decrease in Argentina's operating income, totaling US$ 63.8 million. Nonetheless, due to an increase in water volume and reservoir levels, generation at the El Chocón hydroelectric power plant soared 93.2%, thereby boosting its operating income by 173.4%.

In Brazil, Cachoeira Dourada's operating income dropped by 10.6%, totaling US$ 41.4 million, which can basically be explained by decreased generation and more energy purchased due to the critical level of the reservoirs in the system.

In Chile, operating income grew by 102.3% compared to the same period last year, amounting to a total of US$ 202.5 million, brought on primarily by a 34.9% increase in the average price of energy sales, which can be attributed to higher regulated prices and spot market prices, in addition to a 13.2% increase in hydraulic generation associated with greater volumes of water in regions where the largest reservoirs are located. Increased hydraulic generation has meant an approximate decrease of US$ 17.4 million in the cost of energy purchases in Chile.

In Colombia, operating income jumped 14.0% amounting to US$ 110.3 million, primarily due to a 16.4 % increase in average sales prices and a 9.2% rise in physical energy sales. This increases in prices is by and large due to restrictions placed on the transmission of electric power in the Colombian system during the first few months of 2001.

The Edegel subsidiary in Peru also contributed to the increased consolidated operating income. Edegel's operating income grew by 21.2 %, totaling US$ 97.9 million, primarily because of a 17.6 % increase in physical energy sales brought on by higher reservoir levels and 191 MW of new hydraulic capacity, whose main plant started operations in October 2000.

Non-operating Income

Non-operating losses amounted to US$ 356.9 million in losses in 2001 from Ch$ 53.5 million in 2000. This was mainly related to:

- Profits from the sale of Transelec and other transmission assets booked in fiscal year 2000, of US$272.3.
- A US$ 15.8 million decrease in equity income from related companies.
- A higher loss of M$ 14.6 million in exchange difference, and
- Higher other non-operating expenses due to the impact of the Argentinean devaluation on the results of the company's Argentinean subsidiaries.

Partially offset by:

- Lower interest expenses of US$ 57.9 , and
- Higher other non-operating income by US$ 27.6 million, due to profits in the bond buyback.

Interest income decreased 43.4% to US$ 28.4 million in 2001 from US$ 50.2 million in 2000. This decrease is primarily attributable to lower cash balances at Central Costanera partially compensated by higher interest income from Colombian operations.

Interest expense decreased 14.4% to US$ 344.4 million in 2001 from US$ 402.3 million in 2000. The decrease in interest expense was largely due to the decrease in financial debt of approximately US$ 308 million in dollar terms, and a decrease in the market interest rate, both of which were partially offset by an increase in the exchange rate (Chilean pesos per dollar). Average cost of debt as of December was approximately 7.6% in 2001 compare to approximately 8.6% in 2000.

Net Income from related companies, decreased to a US$ 14.7 million loss in 2001 from US$ 1 million in gains in 2000, principally due to the effect of the monetary correction on the results of the both CIEN and Gasatacama results during 2001.

Other non-operating income decreased to US$ 85.6 million in 2001 from US$ 404.5 million in 2000, principally due to US$ 302.3 million related to the sale of Transelec and an extraordinary income of US$ 19.3 million at El Chocón (because of a differential rate corresponding to the Comahue's fourth line), booked in 2000, *partially compensated by higher profits of US$ 27.6 million due to the bond buyback in* 2001.

Goodwill amortization was US$ 11.9 million in 2001, as compared to US$ 10.7 million for 2000. This increase is mainly explained by the depreciation of the Chilean peso in relation to the U.S. dollar in real terms.

Other non-operating expenses decreased 6.3% to US$ 84.9 million in 2001 from US$ 90.6 million in 2000. The decrease in other non-operating expenses was primarily due to expenses booked during 2000 related to operating expenses from previous years and other non-recurring charges.

Exchange difference resulted in a loss of US$ 21.5 million, compared to a loss of US$ 6.9 million in 2000. The exchange-rate difference reflects the 14.1% increase in the exchange rate during 2001, compared with 2000 when the exchange rate increased by 8.2 %. Since fourth quarter 2001, the results of the forward contract have been included in Exchanges Differences (53.4 millions in 2001 and 41.7 million in 2000).

Income tax totaled US$ 69.3 million representing a 47.2% decrease compared with 2000 and **Minority interest** amounted to US$ 50.4 million a 50.4% decrease compared with 200, primarily due to lower results recorded in Argentina.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2

Assets (million Ch$)	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Current Assets	310,646	380,531	306,074	(4,572)	(1.5%)
Fixed Assets	5,140,608	5,666,700	5,402,809	262,200	5.1%
Other Assets	390,073	481,915	467,400	77,327	19.8%
Total Assets	**5,841,328**	**6,529,146**	**6,176,283**	**334,955**	5.7%

Table 2.1

Assets (thousand US$) (1)	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Current Assets	474,421	581,150	467,438	(6,983)	(1.5%)
Fixed Assets	7,850,774	8,654,225	8,251,208	400,434	5.1%
Other Assets	595,723	735,984	713,817	118,094	19.8%
Total Assets	**8,920,918**	**9,971,359**	**9,432,464**	**511,546**	5.7%

The Company's total assets decreased US$ 511,5 million compared with 2000 as a result of the effect of the depreciation of the Chilean peso in relation to the U.S. dollar.

Table 3

Liabilities(million Ch$)	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Current liabilities	558,996	517,231	659,557	100,561	18.0%
Long-term liabilities	2,677,251	3,131,709	2,721,455	44,203	1.7%
Minority interest	1,268,287	1,494,255	1,390,854	122,567	9.7%
Equity	1,336,793	1,385,951	1,404,417	67,623	5.1%
Total Liabilities	**5,841,328**	**6,529,146**	**6,176,283**	**334,955**	5.7%

Table 3.1

Liabilities(thousand US$) (1), (2)	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Current liabilities	853,703	789,918	1,007,280	153,577	18.0%
Long-term liabilities	4,088,718	4,782,769	4,156,225	67,508	1.7%
Minority interest	1,936,937	2,282,037	2,124,123	187,186	9.7%
Equity	2,041,561	2,116,635	2,144,836	103,275	5.1%
Total Liabilities	**8,920,918**	**9,971,359**	**9,432,464**	**511,546**	5.7%

(1) Ch$ figures divided by December 2001 exchange rate of 1 US$ = $ 654.79
(2) Given that the Company's financial debt is mainly denominated in dollars, a more meaningful comparison is to calculate the amount considering the exchange rate of each period (1US$ = 573.65 in December 2000 and 1US$ = 654.79 in December 2001). By doing this analysis you see that the decrease from Fourth Quarter 2000 to Fourth Quarter 2001 is approximately **US$ 308.4 million.**

Total liabilities and Minority interest increased US$ 221.1 million and US$ 187.2 million respectively, primarily due to the effect of the depreciation of the Chilean peso in relation to the U.S. dollar.

Equity increased US$ 103.3 million compared to fiscal year 2000. This increase is mainly explained by retained earnings coming from results as of December 2000, and the positive results booked as of December 2001.

Table 4

Indicator	Unit	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Liquidity	Times	0.56	0.74	0.52	(0.04)	(7.1%)
Acid ratio test *	Times	0.41	0.52	0.40	(0.01)	(2.4%)
Leverage **	Times	1.24	1.27	1.21	(0.03)	(2.4%)
Short-term debt	%	17.30	14.20	17.60	0.30	1.7%
Long-term debt	%	82.70	85.80	82.40	(0.30)	(0.4%)
Working capital	million Ch$	(248,350)	(136,699)	(287,470)	(39,121)	15.8%
Working capital	thousands US$	(379,282)	(208,768)	(439,027)	(59,745)	15.8%

(*) Current assets net of inventories and pre-paid expenses
(**) Compounds to the ratio = Total debt / (equity + minority interest)

Endesa Chile's working capital decreased by US$ 59.7 million as of December 31, 2001, compared with 2000, basically due to debt amortization in 2001.

The Company's liquidity levels are considered normal for hydroelectric generators, considering the fact that current liabilities are mainly the current portion of long-term obligations for the next twelve months, and current assets only consider accounts receivables for a month. The main input for hydro-facilities is water, and both snow and water reservoirs are not considered current assets in accounting figures. It is also worth noting that the Company's main operating cost is depreciation, which does not impact cash flow.

Consolidated Balance Sheet
(Chilean GAAP)

Table 5

	Million Ch$		Thousand US$	
	YE 00	YE 01	YE 00	YE 01
CURRENT ASSETS				
Cash	4,607	4,878	7,036	7,450
Time Deposits	24,853	86,361	37,956	131,891
Marketable Securities	5	5	7	7
Accounts Receivable, net	95,993	89,204	146,601	136,233
Notes receivable	5,992	6,308	9,150	9,634
Other accounts receivable	14,164	13,154	21,631	20,089
Amounts due from related companies	82,285	39,181	125,666	59,837
Inventories,net	22,842	20,925	34,884	31,957
Income taxes recoverable	41,785	31,820	63,815	48,596
Prepaid expenses	6,979	4,751	10,659	7,256
Deferred income taxes	0	0	0	0
Other current assets	11,143	9,487	17,017	14,488
Total current assets	**310,646**	**306,074**	**474,421**	**467,438**
PROPERTY, PLANT AND EQUIPMENT				
Property	34,607	38,283	52,852	58,465
Buildings and Infraestructure	5,543,352	5,907,686	8,465,847	9,022,261
Plant and equipment	986,526	1,099,186	1,506,629	1,678,685
Other assets	69,692	75,570	106,435	115,411
Technical appraisal	582,873	641,640	890,168	979,917
Sub - Total	7,217,050	7,762,365	11,021,931	11,854,740
Acumulated depreciation	2,076,442	2,359,556	3,171,157	3,603,531
Total property, plant and equipment	**5,140,608**	**5,402,809**	**7,850,774**	**8,251,208**
OTHER ASSETS				
Investments in related companies	155,317	159,993	237,201	244,343
Investments in other companies	67,158	74,249	102,564	113,393
Positive Goodwill	113,657	118,036	173,577	180,266
Negative goodwill	(181,310)	(158,340)	(276,898)	(241,818)
Long-term receivables	14,995	43,044	22,901	65,737
Amounts due from related companies	143,935	165,697	219,819	253,053
Intangibles	24,869	29,695	37,980	45,350
Accumulated amortization	(1,749)	(4,332)	(2,672)	(6,616)
Others	53,201	39,358	81,249	60,108
Total other assets	**390,073**	**467,400**	**595,723**	**713,817**
TOTAL ASSETS	**5,841,328**	**6,176,283**	**8,920,918**	**9,432,464**

Consolidated Balance Sheet
(Chilean GAAP)

Cont. Table 5

	Million Ch$		Thousand US$	
	YE 00	YE 01	YE 00	YE 01
LIABILITIES AND SHAREHOLDER'S EQUITY				
CURRENT LIABILITIES				
Due to banks and financial institutions:				
Short Term	125,394	57,008	191,503	87,064
Current portion of long-term debt	177,415	314,470	270,950	480,260
Current portions of bonds payable	50,603	50,473	77,282	77,083
Current portion of other long-term debt	29,227	31,127	44,635	47,538
Dividends payable	2,953	74	4,510	112
Accounts payable and accrued expenses	49,476	75,023	75,559	114,576
Miscellaneous payables	5,291	15,039	8,081	22,968
Amounts payable to related companies	19,772	62,665	30,195	95,702
Provisions	25,155	30,008	38,417	45,828
Withholdings	10,687	2,917	16,321	4,455
Income Tax	50,697	11,644	77,425	17,783
Deferred Taxes	2,278	263	3,480	402
Other current liabilities	10,048	8,847	15,345	13,511
Total current liabilities	**558,996**	**659,557**	**853,703**	**1,007,280**
LONG-TERM LIABILITIES				
Due to banks and financial institutions	965,502	794,288	1,474,522	1,213,042
Bonds payable	1,451,459	1,636,626	2,216,678	2,499,466
Notes payable	175,503	178,404	268,029	272,460
Accounts payable	24,880	25,555	37,997	39,027
Amounts payable to related companies	18,216	20,168	27,820	30,800
Accrued expenses	19,059	30,528	29,107	46,623
Deferred taxes	12,019	25,503	18,355	38,948
Other long-Term liabilities	10,614	10,384	16,209	15,858
Total Long-term liabilities	**2,677,251**	**2,721,455**	**4,088,718**	**4,156,225**
Minority interest	1,268,287	1,390,854	1,936,937	2,124,123
SHAREHOLDERS´ EQUITY				
Paid-in capital, no par value	1,009,511	1,009,511	1,541,732	1,541,732
Additional paid-in capital-share premium	198,028	198,028	302,430	302,430
Other reserves	60,206	65,912	91,947	100,662
Total Capital and Reserves	**1,267,745**	**1,273,451**	**1,936,109**	**1,944,823**
Accumulated surplus (deficit) during development period of certain subsidiaries	2,100	2,034	3,208	3,106
RETAINED EARNINGS				
Retained earnings	(44,629)	58,874	(68,158)	89,913
Retained Losses	0			
Net Income	111,578	70,058	170,402	106,993
Interim dividends	0			
Total Retained Earnings	**66,949**	**128,933**	**102,244**	**196,907**
Total Shareholder´s Equity	**1,336,793**	**1,404,417**	**2,041,561**	**2,144,836**
TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	**5,841,328**	**6,176,283**	**8,920,918**	**9,432,464**

Consolidated Cash Flow
(Chilean GAAP)

Table 6

Effective Cash Flow (million Ch$)	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Operating	277,620	262,623	348,636	71,016	25.6%
Financing	(807,739)	(228,775)	(180,811)	626,928	(77.6%)
Investment	468,756	5,320	(109,229)	(577,985)	(123.3%)
Net cash flow of the period	(61,363)	39,168	58,596	119,959	195.5%

Table 6.1

Effective Cash Flow (thousand US$)	Dec 00	Sep-01	Dec 01	Dec 01-00	%Var 01-00
Operating	423,983	401,079	532,440	108,457	25.6%
Financing	(1,233,585)	(349,386)	(276,137)	957,448	(77.6%)
Investment	715,887	8,124	(166,815)	(882,703)	(123.3%)
Net cash flow of the period	(93,714)	59,817	89,488	183,202	195.5%

The variation in makeup of the cash flow during the period is basically explained by:

a) Cash flow from operating activities that increased 25.6% to US$ 532.4 million in 2001, which reflects the improvement in the operating performance during the period, partially offset by the effect of the drop in Central Costanera's operating results in Argentina.

b) Negative cash flow from financing activities of US$ 276.1 million primarily produced by a net decrease in liabilities.

c) Negative cash flow from investment activities of US$ 166.8 million mainly due to the investment in the Ralco hydroelectric project and the bond buyback.

Consolidated Cash Flow
(Chilean GAAP)

Table 7

	Million Ch$		Thousand US$	
	YE 00	YE 01	YE 00	YE 01
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES				
Net income (loss) for the year	**111,578**	**70,058**	**170,402**	**106,993**
Charges (credits) which do not represent cash flows:				
Depreciation	171,228	180,020	261,501	274,928
Amortization of intangibles	26,291	4,879	40,152	7,451
Amortization of positive goodwill	7,034	7,787	10,742	11,892
Amortization of negative goodwill (less)	(39,938)	(44,333)	(60,994)	(67,706)
(Profit) loss on sale of fixed assets	(60,253)	(4,571)	(92,018)	(6,980)
(Profit) on sales of investments	(118,384)	-.-	(180,796)	-.-
Accrued profit from related companies (less)	(658)	9,658	(1,005)	14,750
Minority interest	66,583	33,025	101,687	50,436
Net, price-level restatement	3,622	9,870	5,531	15,074
Dividends received	21,221	3,177	32,408	4,851
Other credits which do not represent cash flow	27,093	14,340	41,376	21,901
Assets variations which affect cash flow:				
Decrease (increase) in marketable securities	3,016	(4,254)	4,606	(6,497)
Decrease (increase) in receivable accounts	(12,407)	48,684	(18,948)	74,351
Decrease (increase) in receivable accounts from related companies	(28,509)	(23,206)	(43,539)	(35,440)
Decrease (increase) in inventories	(5,798)	3,446	(8,855)	5,263
Decrease (increase) in other assets	4,722	23,043	7,212	35,192
Liabilities variations which affect cash flow:				
Increase in current portion of long-term bank and other debt	76,166	2,577	116,322	3,935
Increase in current portion of bonds payable	2,669	12,654	4,076	19,325
(Decrease) increase in dividends payable	2,288	(3,691)	3,494	(5,638)
Decreace (increase) in accounts payable	(22,477)	17,384	(34,327)	26,548
Increase in accounts payable to related companies	(44,778)	33,106	(68,386)	50,559
Increase in accrued expenses and withholdings	35,220	(7,968)	53,788	(12,169)
(Decrease) increase in other liabilities	52,092	(37,048)	79,556	(56,580)
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	**277,620**	**348,636**	**423,983**	**532,440**
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES				
Shares issued and suscribed	-.-	-.-	-.-	-.-
Proceeds from loans wired	652,721	613,257	996,839	936,570
Proceeds from debt issuance	47,315	128,624	72,259	196,436
Proceeds from others loans obtained from related companies	-.-	-.-	-.-	-.-
Proceeds from loans obtained from related companies	337,456	430,826	515,365	657,961
Other sources of financing	147	25,196	224	38,480
Dividends paid	(63,126)	(54,356)	(96,407)	(83,012)
Loans, debt amortization (less)	(1,151,938)	(832,731)	(1,759,247)	(1,271,753)
Issuance debt amortization (less)	(94,311)	(109,219)	(144,032)	(166,800)
Amortization of loans obtained from related companies	(458,893)	(369,901)	(700,825)	(564,915)
Other disbursements related to financing (less)	(77,109)	(12,509)	(117,761)	(19,103)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	**(807,739)**	**(180,811)**	**(1,233,565)**	**(276,137)**
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES				
Sale of fixed assets	135,020	16,104	206,203	24,595
Sale of Long-term investments	319,443	-.-	487,855	-.-
Collection upon loans to related companies	21,631	85,310	33,036	130,285
Other income on investments	197,489	255	301,606	389
Additions to fixed assets (less)	(87,051)	(51,430)	(132,945)	(78,544)
Long-term investments (less)	(5,271)	(1,444)	(8,051)	(2,206)
Other loans provided to related companies (less)	(80,414)	(43,713)	(122,809)	(66,759)
Other investment disbursements (less)	(32,090)	(114,311)	(49,008)	(174,577)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	**468,756**	**(109,229)**	**715,887**	**(166,815)**
NET POSITIVE CASH FLOW FOR THE PERIOD	**(61,363)**	**58,596**	**(93,714)**	**89,488**
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	**7,652**	**3,183**	**11,686**	**4,861**
NET VARIATION OF CASH AND CASH EQUIVALENT	**(53,712)**	**61,779**	**(82,029)**	**94,349**
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	**83,172**	**29,460**	**127,021**	**44,992**
FINAL BALANCE OF CASH AND CASH EQUIVALENT	**29,460**	**91,239**	**44,992**	**139,341**

Business Information
Main Operating Figures

Table 8

Company	GWh sold 2000	GWh sold 2001	Dif 01-00	Var 01-00
Chilean Companies	20,086	18,673	(1,413)	(7.03%)
Chocón	2,629	4,593	1,964	74.71%
Costanera	11,217	7,277	(3,940)	(35.13%)
CBA	1,702	1,118	(584)	(34.31%)
Edegel	3,604	4,239	635	17.62%
Betania	2,522	2,562	40	1.59%
Emgesa	10,835	12,028	1,193	11.01%
Cachoeira	3,887	3,743	(144)	(3.70%)

Company	GWh produced 2000	GWh produced 2001	Dif 01-00	Var 01-00
Chilean Companies	15,346	15,741	395	2.57%
Chocón	2,327	4,496	2,169	93.21%
Costanera	6,321	4,579	(1,742)	(27.56%)
CBA	1,516	872	(644)	(42.48%)
Edegel	3,623	4,176	553	15.26%
Betania	2,375	1,770	(605)	(25.47%)
Emgesa	7,246	8,335	1,089	15.03%
Cachoeira	3,406	2,256	(1,150)	(33.76%)

Endesa Chile's Operating Income Break Down by Country
(Chilean GAAP)

Table 9

	Million Ch$		Thousand US$		
	YE 00	YE 01	YE 00	YE 01	Chg %
Operating Revenues	**910,340**	**1,014,834**	**1,390,276**	**1,549,864**	**11.5%**
Energy sales					
Chocon	45,403	65,346	69,340	99,796	43.9%
Costanera	228,830	155,760	349,472	237,878	(31.9%)
Betania - Emgesa	168,185	213,893	256,853	326,658	27.2%
Cachoeira	55,763	64,391	85,161	98,339	15.5%
Edegel	81,125	105,060	123,895	160,449	29.5%
Chile	298,952	374,837	456,561	572,454	25.4%
Other revenues	32,081	35,547	48,994	54,287	10.8%
Operating Expenses	**618,733**	**643,309**	**944,933**	**982,463**	**4.0%**
Chocon	35,128	38,791	53,648	59,241	10.4%
Costanera	187,298	136,058	286,042	207,789	(27.4%)
Betania - Emgesa	100,122	137,644	152,908	210,211	37.5%
Cachoeira	23,722	36,313	36,229	55,457	53.1%
Edegel	24,349	34,031	37,186	51,972	39.8%
Chile	248,113	260,473	378,920	397,796	5.0%
Operating Margin	**291,607**	**371,526**	**445,344**	**567,401**	**27.4%**
SG&A	**32,452**	**33,686**	**49,559**	**51,444**	**3.8%**
Chocon	943	1,040	1,441	1,588	10.2%
Costanera	3,859	3,431	5,894	5,239	(11.1%)
Betania - Emgesa	4,700	4,037	7,178	6,166	(14.1%)
Cachoeira	1,731	1,889	2,644	2,885	9.1%
Edegel	4,785	7,410	7,307	11,316	54.9%
Chile	16,433	15,880	25,097	24,251	(3.4%)
Operating Income	**259,155**	**337,840**	**395,784**	**515,957**	**30.4%**

Endesa Chile's Ownership Structure, as of December 31, 2001
Total Shareholders : 31,165. Total Shares Outstanding: 8,201,754,580

Figure 1


Others
8.14%
Individuals
7.92%
Chilean Pension Funds
13.77%
ADR's
10.19%
Enersis
59.98%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for 2001, on Monday, March 4th, 2002, at 9 am (Eastern time). To participate, please dial (973) 694-2225 or (800) 388-8975 (toll free USA), approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access both at **www.endesa.cl** (please note that this is a listen only mode).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By: ______________________________

Mario Valcarce Durán

Chief Financial Officer

Date: February 28, 2002